AP 3/8

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response... | 12.00 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

[redacted]

11018386

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66534 |

**FACING PAGE**

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Challenger Capital Group, Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2525 McKinnon Street, Suite 300
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*





gD 3/9/2011

# OATH OR AFFIRMATION

I, Michael J. Burr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Challenger Capital Group, Ltd., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

GAIL STRICKLAND
Notary Public, State of Texas
My Commission Expires
May 01, 2013

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# CHALLENGER CAPITAL GROUP, LTD.

## REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2010

CHALLENGER CAPITAL GROUP, LTD.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Challenger Corporation, General Partner of
Challenger Capital Group, Ltd.

We have audited the accompanying statement of financial condition of Challenger Capital Group, Ltd., as of December 31, 2010, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, the valuation for Challenger Capital Group, Ltd.'s investment in CEPT, LLC was reported under the equity method of accounting as determined on the income tax basis of accounting, another comprehensive basis of accounting. Therefore, management was not able to obtain adequate information to report the valuation in compliance with accounting standards generally accepted in the United States of America. The effects to the financial statements of the preceding practice are not reasonably determinable.

In our opinion, except for the effects of the value departure disclosed above, the financial statements referred to above present fairly, in all material respects, the financial position of Challenger Capital Group, Ltd., as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
February 24, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

CHALLENGER CAPITAL GROUP, LTD.
Statement of Financial Condition
December 31, 2010

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 1,707,473 |
| Fees receivable | 65,295 |
| Investments | 471,492 |
| Property and equipment, net of accumulated depreciation | 140,756 |
| Other assets | 142,940 |
| | $ 2,527,956 |

## LIABILITIES AND PARTNERS' CAPITAL

| | |
|---|---|
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 165,869 |
| Discretionary incentive bonuses | 223,000 |
| | 388,869 |
| **Partners' capital** | 2,139,087 |
| | $ 2,527,956 |

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Income
For the Year Ended December 31, 2010

| | |
|---|---|
| **Revenues** | |
| Fee and reimbursement income | $ 3,862,562 |
| Interest income | 93,140 |
| | 3,955,702 |
| **Expenses** | |
| Compensation and benefits | 3,164,822 |
| Communications | 37,139 |
| Occupancy and equipment costs | 363,700 |
| Promotional costs | 69,268 |
| Regulatory fees and expenses | 15,106 |
| Other expenses | 658,220 |
| | 4,308,255 |
| **Other income/expense** | |
| Unrealized loss on investments | (404,822) |
| Net loss before income taxes | (757,375) |
| State income tax expense | (14,000) |
| Net loss | $ (771,375) |

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2010

| | General Partner | Series A Limited Partners | Series B Limited Partners | Loans to Partners | Total |
|---|---|---|---|---|---|
| Balances at December 31, 2009 | $ -0- | $ -0- | $3,649,590 | $(691,739) | $ 2,957,851 |
| Interest on loans to partners | | | | (47,388) | (47,388) |
| Net loss | | | (771,375) | | (771,375) |
| Balances at December 31, 2010 | $ -0- | $ -0- | $2,878,215 | $(739,127) | $ 2,139,087 |

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2010

| | | |
|---|---|---|
| Balance at December 31, 2009 | $ | -0- |
| Increases | | -0- |
| Decreases | | -0- |
| Balance at December 31, 2010 | $ | -0- |

The accompanying notes are an integral part of these financial statements.

CHALLENGER CAPITAL GROUP, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2010

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (771,375) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities: | |
| Depreciation | 90,421 |
| Abandonment of leasehold improvements | 74,997 |
| Interest on loans to partners | (47,388) |
| Unrealized loss on investments | 404,822 |
| Impairment of goodwill | 122,573 |
| Change in operating assets and liabilities: | |
| Decrease in fees receivable | 189,575 |
| Decrease in pledged CDs | 121,274 |
| Decrease in loans to employees | 562,223 |
| Increase in other assets | (58,438) |
| Decrease in accounts payable and accrued liabilities | (62,585) |
| Increase in discretionary incentive bonuses | 148,000 |
| Net cash provided (used) by operating activities | 774,099 |
| **Cash flows from investing activities** | |
| Purchase of property and equipment | (12,161) |
| Sale of property and equipment | 1,000 |
| Purchase of investments | (808,822) |
| Net cash provided (used) by investing activities | (819,983) |
| **Cash flows from financing activities** | |
| Net cash provided (used) by financing activities | -0- |
| Net increase (decrease) in cash and cash equivalents | (45,884) |
| Cash and cash equivalents at beginning of year | 1,753,357 |
| Cash and cash equivalents at end of year | $ 1,707,473 |

**Supplemental schedule of cash flow information**

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ -0- |
| Income taxes | $ 14,000 |

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Challenger Capital Group, Ltd. (the "Partnership" or "Challenger") was formed under the laws of the State of Texas on May 1, 2003, commenced business on May 7, 2004, and will continue indefinitely until termination at the discretion of the general partner. The Partnership consists of a managing general partner and various limited partners. The Partnership agreement provides for certain contributions of capital by the partners. Profits and losses of the Partnership will be allocated as determined by the general partner. As well, the general partner will determine the amounts and the times any distributions will be made. Limited partners are not personally liable for any obligations of the Partnership. Their capital accounts cannot be reduced below $0. Offices of the Partnership are located in Dallas, Texas.

The Partnership provides investment banking services related to the corporate finance needs of middle-market growth companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, corporate real estate and business strategy.

The Partnership became effective November 18, 2004 as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and operates under (SEC) Rule 15c3-3(k)(2)(i). The Partnership is also a member of the Financial Industry Regulatory Authority ("FINRA").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Partnership has defined cash equivalents as highly liquid investments that are not held for sale in the ordinary course of business.

Goodwill represents the excess of business acquisition costs over the fair value of net assets acquired. Goodwill and intangible assets with indefinite lives are not amortized, but are tested annually for impairment or more frequently as circumstances dictate.

Note 1 - Summary of Significant Accounting Policies, continued

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2010 was $90,421, and is reflected in occupancy and equipment cost.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Loans to partners are reflected as a contra-partners' capital account.

**Investment Valuations**

The Partnership's investments are in privately held entities for which there are no appropriate comparables available. Management starts with the original acquisition multiple (or cost basis) and then qualitatively addresses any changes in the business, including operational and financial items. Based upon this review, management determines whether or not to hold the investment at cost, mark it up or mark it down.

The investment in CEPT, LLC is reported under the equity method of accounting as determined by the income tax basis of accounting, which is not in compliance with U.S. GAAP. U.S. GAAP requires that the investment be reflected at fair market value. The effect of this departure is not determinable.

**Fair Value Measurements**

The Partnership uses various methods including market, income and cost approaches. Based on these approaches, the Partnership often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Partnership is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities

Note 1 - Summary of Significant Accounting Policies, continued

**Fair Value Measurements**, continued

carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended December 31, 2010, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value classification of investments is reflected in the following table.

| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Investments - Southlake | $ 404,000 | $ | $ | $ 404,000 |
| Non marketable securities owned | 63,027 | -- | -- | 63,027 |
| Total | $ 467,027 | $ -- | $ -- | $ 467,027 |

Note 1 - Summary of Significant Accounting Policies, continued

The reconciliation of the underlying investments is at fair value (see Note 11) on reoccurring basis using unobservable inputs (Level 3) for the year ended December 31, 2010:

| | |
|---|---|
| Beginning balance - December 31, 2009 | $ 63,027 |
| Net realized and unrealized gain/(loss) on investments | (404,822) |
| Purchases | 808,822 |
| Sales | -0- |
| Ending balance - December 31, 2010 | $ 467,027 |

**Recent Pronouncements**

In January 2010, the Financial Accounting Standards Board ("FASB") issued an ASU, *Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"), which requires new disclosures and reasons for transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective and adopted for periods beginning on or after December 15, 2009. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. Management believes the adoption of this pronouncement will not have a material effect on the Partnership's financial statements.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Partnership had net capital of approximately $1,508,494 and net capital requirements of $11,058. The Partnership's ratio of aggregated indebtedness to net capital was .11 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

Note 4 - Federal Income Taxes

The Partnership's net income is passed through to the partners and reported on their Federal income tax returns; therefore, no provision for Federal income taxes has been made in the accompanying financial statements.

The Partnership files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. The Partnership's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from when the return is due, including extensions. The Partnership's state and local income tax returns are subject to examination by the respective state and local authorities over to various statutes of limitations, mostly ranging from three to five years from the date of filing.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 5 - Preferred Distributions

Pursuant to the Agreement of Limited Partnership, the holders of preferred partnership units receive the benefit of a preferential return. The preferential return is not based upon profit sharing, but is based upon a stated rate per annum. The preferential return is for the purpose of determining the order of payment on distributions. The Preferred Return due on December 31, 2010, totaled $3,565,963 of which $1,274,885 was for the Series A investors and $2,291,078 for the Series B investors.

Note 6 - Operating Leases

The following is a schedule by years of future minimum rental payments required under various operating leases that have initial or remaining noncancelable lease terms in excess of one year.

Note 6 - Operating Leases, continued

| Year Ending December 31, | |
|---|---|
| 2011 | $ 126,735 |
| 2012 | 120,019 |
| 2013 | 122,706 |
| 2014 | 125,393 |
| 2015 | 106,360 |
| | $ 601,213 |

Rental expense for the year ended December 31, 2010 was $239,219 and is reflected in occupancy and equipment costs.

Note 7 - Employee Benefits

The Partnership has a 401(k) savings plan for all eligible employees. The plan allows the Partnership to make discretionary matching contributions, as well as additional discretionary contributions. The Partnership made no contributions to the plan for the year ended December 31, 2010.

Note 8 - Property and Equipment

The classes of property and equipment are as follows:

| | |
|---|---|
| Furniture and fixtures | $ 324,354 |
| Equipment and software | 288,442 |
| | 612,796 |
| Less: accumulated depreciation | (472,040) |
| | $ 140,756 |

Depreciation expense for the year ended December 31, 2010 was $90,421 and is reflected in occupancy and equipment costs and other expenses.

Note 9 - Concentration Risk

At December 31, 2010, and at various other times during the year, the Partnership had cash balances in excess of federally insured limits.

Note 10 - Related Party Transaction

On January 31, 2010, Challenger modified their relationship with Southlake Equity Group, LLC ("Southlake"), (formerly Challenger Equity Partners). As a result of this modification, Challenger distributed $808,821 as an investment in Southlake. This distribution allowed Challenger to maintain the "right" to purchase 10% of the fully diluted equity of the general partner of Southlake's next two private equity funds (being raised). Challenger's management and its board members intent of the one-time payment to Southlake was to retain this "right". While there were other arrangements addressed between both Challenger and Southlake, those points were documented to ensure each party, and their subsequent obligations, were clarified and void of future misunderstanding. Goodwill of $122,573 (related to the acquisition of a predecessor partnership) was written off due to this agreement and is included in other expenses.

Note 11 - Investments

All the Partnership's investments are non-allowable assets for the purpose of determining net capital.

As of December 31, 2010, Challenger's management has made the determination that the Southlake investment has become impaired and, subsequently, its value should be reduced by 50% to $404,000. The basis for the reduction in value, is due to a lack of operating control of the investment, the inability of Southlake to accomplish its fundraising objectives to date and the illiquidity of the investment.

On June 20, 2008, the Partnership made an investment of $4,600 in CEPT, LLC, ("CEPT") and received a 20% interest in CEPT. CEPT is the general partner of CEP Tornado, L.P., a limited partnership that made a private equity investment. The Partnership's involvement in CEPT is only as an investor. Challenger currently accounts for this investment using the equity method as determined on the income tax basis of accounting.

On January 12, 2011, Southlake recapitalized its PJ Trailers investment in conjunction with the acquisition of Carry-On Trailer Corporation ("Carry-On"). Based on the valuation of the acquisition, (a multiple of 6 times Carry-On's earnings before interest, taxes, depreciation and amortization) PJ Trailers was assigned the same valuation multiple in calculating post transaction ownership percentage. Based on the implied PJ Trailers equity value of approximately $48.7 million and original equity value of approximately $21.0 million, the accrued value of $27.7 million is subject to the general partner margin "promote"

Note 11 - Investments, continued

Challenger maintains a 3% interest through its investment in CEPT in the accreted value (20% of 15% management promote) or an approximate, unrealized value of $810,000. For the year ended December 31, 2010 the Partnership's management believes the value of this investment to be $405,000 (based on equity value assigned the underlying private investment in conjunction with a recent strategic merger reduced by 50% due to lack of a public market and illiquid nature of the investment). Management was not able to obtain adequate information to report the valuation in compliance with U.S. GAAP.

On February 24, 2009, the Partnership received shares in a client entity as a part of the advisory fees related to the Partnership's engagement to raise capital for the client. The Partnership based the value of the shares received on the price paid by third party investors in the capital raising transaction. The shares the Partnership received are junior in payment rights to all other classes and do not carry voting rights. As a result, management discounted the value of the shares and recorded the investment at $63,027. Challenger's management re-evaluated the value as of December 31, 2010 and concluded that the shares were still properly valued.

Note 12 - Notes Receivable - Employees

On June 20, 2008, the Partnership made loans totaling $500,000 to three employees. The proceeds of the loans were used by the employees to invest in a private equity transaction in which the Partnership also made an investment (see "Investments"). The loans bear interest at the rate of 8% per annum and are evidenced by notes which are non-recourse to the three employees. The notes are secured by a pledge of the three employees' limited partnership interests in the underlying investment.

As a result of the January 31, 2010 agreement with Southlake, the repayment of the three non-recourse promissory notes (total of $500,000) are likely to be offset from subsequent distributions from CEP Tornado, L.P. Thus, it is management's position that Challenger should apply a full reserve against ultimate payment of these notes. A charge of $602,975 which includes the principal and accrued interest related to these notes is included in compensation and benefits expense.

Note 13 - Loans to Partners

The loans of $739,127 to partners are non-recourse, bear interest at 8% per annum and are due April 12, 2012.

Note 14 - Liquidity

The Partnership has sustained substantial operating losses since inception. The Partnership has been able to maintain adequate liquidity through the injection of capital from its partners and fees earned.

Management has developed a budget for the year ending December 31, 2011, which incorporates a better alignment of the Partnership's cost structure with its current capital and expected near term earnings. Management believes that it has adequate cash and income in the "pipeline" to meet its needs for 2011.

Management does not believe it will need to attract additional capital during 2011. There are no assurances that management will be able to reduce expenses or generate income in amounts necessary to provide adequate capital with which to operate.

Note 15 - Subsequent Events

In preparing the accompanying financial statements, the Partnership has reviewed events that have occurred after December 31, 2010, through February 24, 2011, the date the financial statements were available to be issued.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2010

**Schedule I**

CHALLENGER CAPITAL GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

## COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total ownership equity qualified for net capital | | $ 2,139,087 |
| Add: | | |
| Other deductions or allowable credits: | | |
| Discretionary inventive bonus payable | | 223,000 |
| Total capital and allowable subordinated liabilities | | 2,362,087 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Fees receivable | $ 65,295 | |
| Investments | 471,492 | |
| Property and equipment, net | 140,756 | |
| Other assets | 142,940 | (820,483) |
| Net capital before haircuts on securities positions | | 1,541,604 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | | (31,110) |
| Net capital | | $ 1,508,494 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Items included in statement of financial condition | |
| Liabilities | |
| Accounts payable and accrued expenses | $ 165,869 |
| Total aggregate indebtedness | $ 165,869 |

**Schedule I (continued)**

CHALLENGER CAPITAL GROUP, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2010

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ 11,058 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 11,058 |
| Net capital in excess of required minimum | $1,497,436 |
| Excess net capital at 1000% | $1,491,907 |
| Ratio: Aggregate indebtedness to net capital | .11 to 1 |

## RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Partnership's computation is as follows:

| | |
|---|---|
| Net capital per Partnership's unaudited Focus IIA | $1,522,495 |
| Increase in accounts payable and accrued expenses | (14,001) |
| Net capital per audited report | $1,508,494 |

**Schedule II**

CHALLENGER CAPITAL GROUP, LTD.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010

## EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Partnership is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2010

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Challenger Corporation, General Partner of
Challenger Capital Group, Ltd.

In planning and performing our audit of the financial statements and supplemental information of Challenger Capital Group, Ltd. (the "Partnership"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2011

Independent Auditor's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2010

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

## INDEPENDENT AUDITOR'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

Challenger Corporation, General Partner of
Challenger Capital Group, Ltd.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Challenger Capital Group, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Challenger Capital Group, Ltd.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Management is responsible for Challenger Capital Group, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 24, 2011

8750 N. Central Expressway, Suite 300 • Dallas, Texas 75231-6464 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12-31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066534 FINRA DEC
CHALLENGER CAPITAL GROUP LTD 19*19
ATTN: GAIL STRICKLAND
2525 MCKINNON ST STE 300
DALLAS TX 75201-1543

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________

2. A. General Assessment (item 2e from page 2) $ 9672

B. Less payment made with SIPC-6 filed (exclude interest) ( 5837 )
7-30-2010 CK# 6178
Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 3835

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3835

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3835

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________

______________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHALLENGER CAPITAL GROUP, LTD.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 24th day of FEBRUARY, 2011.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 2010
and ending 12-31, 2010
Eliminate cents

| Item No. | | |
|---|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | | $ 3955,702 |
| 2b. Additions: | | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | | 0 |
| (3) Net loss from principal transactions in commodities in trading accounts. | | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | | 0 |
| (7) Net loss from securities in investment accounts. | | 1274 |
| Total additions | | 1274 |
| 2c. Deductions: | | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | | 0 |
| (2) Revenues from commodity transactions. | | 0 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | 0 |
| (4) Reimbursements for postage in connection with proxy solicitation. | | 0 |
| (5) Net gain from securities in investment accounts. | | 0 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | 0 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | 0 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): INTEREST ON EMPLOYEE LOANS | | 88,140 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. | $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). | $ 0 | |
| Enter the greater of line (i) or (ii) | | 0 |
| Total deductions | | 88,140 |
| 2d. SIPC Net Operating Revenues | | $ 3868,836 |
| 2e. General Assessment @ .0025 | | $ 9,672 |

(to page 1, line 2.A.)

**CHALLENGER CAPITAL GROUP, LTD.**

December 31, 2010

*Report Pursuant to Rule 17a-5(d)*